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                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ---------------

                                SCHEDULE TO
                               (Rule 14D-100)
         Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   Of the Securities Exchange Act of 1934
                             (Amendment No. 7)
                              ---------------

                       GAYLORD CONTAINER CORPORATION
                     (Name of Subject Company (Issuer))

                   TEMPLE-INLAND ACQUISITION CORPORATION
                  an indirect, wholly-owned subsidiary of
                             TEMPLE-INLAND INC.
                    (Names of Filing Persons (Offerors))

              Class A Common Stock, par value $.0001 per share
       (Including the Associated Rights to Purchase Preferred Stock)
                       (Title of Class of Securities)

                                 368145108
                   (CUSIP Number of Class of Securities)

                          M. Richard Warner, Esq.
                             Temple-Inland Inc.
                           303 South Temple Drive
                              Diboll, TX 75941
                               (936) 829-5511
          (Name, Address and Telephone Number of Person Authorized
   To Receive Notices and Communications on Behalf of the Filing Persons)

                                  Copy to:

                         Stephen W. Hamilton, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                         1440 New York Avenue, N.W.
                           Washington, D.C. 20005
                               (202) 371-7000

  /_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  /X/   third-party tender offer subject to Rule 14d-1.
  /_/   issuer tender offer subject to Rule 13e-4.
  /_/   going-private transaction subject to Rule 13e-3.
  /_/   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: /X/

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         This Amendment No. 7 (this "Final Amendment") amends and
supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 22, 2002 (as amended and supplemented, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation ("Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at a price of $1.17 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 22, 2002 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1), and in the related Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal," a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(2), which, together with the Offer to Purchase, collectively constitute the "Offer"). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of January 21, 2002 (the "Merger Agreement"), among Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

ITEM 5.       PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 8.       INTEREST IN SECURITIES OF THE SUBJECT COMPANY, AND
ITEM 11.      ADDITIONAL INFORMATION

         Items 5, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

         At 12:00 midnight, New York City time, on Thursday, February 28, 2002, the Offer expired, and all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. Based on a preliminary count, approximately 48,323,652 Shares were tendered and not withdrawn pursuant to the Offer, of which 813,537 Shares were tendered pursuant to notices of guaranteed delivery. The tendered Shares constituted 86.3% of the outstanding Shares.

         Under the terms of the Merger Agreement among Parent, the Purchaser and the Company, the Purchaser will complete its acquisition of the Company through adoption and approval of the Merger Agreement and the Merger by the affirmative vote of the holders of 66-2/3% of the Shares outstanding and entitled to vote at a Special Meeting. Since the Purchaser owns a sufficient number of Shares to ensure adoption and approval of the Merger Agreement and the Merger at the Special Meeting and will vote all its shares in favor of adoption and approval, the affirmative vote of no other stockholder will be required to effect the Merger. Accordingly, the Company has determined not to solicit proxies from its stockholders, but will provide an Information Statement to each stockholder. Upon an affirmative vote for the Merger at the Special Meeting and the filing of a Certificate of Merger under Delaware law, the remaining Shares will be converted into the right to receive $1.17 net per share in cash. The filing of the Certificate of Merger is expected to be completed within a few days following the Special Meeting. A copy of the press release is attached hereto as Exhibit (a)(15) and is incorporated herein by reference.

ITEM 12.      EXHIBITS

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

         (a)(15) Text of Joint Press Release, dated March 1, 2002, issued by Parent and the Company.


                                 SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  TEMPLE-INLAND INC.

                                  By:      /s/ M. Richard Warner
                                       ---------------------------------------
                                       Name:  M. Richard Warner
                                       Title: Vice President and Chief
                                              Administrative Officer


                                  TEMPLE-INLAND ACQUISITION CORPORATION

                                  By:  /s/ M. Richard Warner
                                     ---------------------------------
                                       Name:  M. Richard Warner
                                       Title: Vice President



Date: March 1, 2002





                                                              Exhibit (a)(15)



         TEMPLE-INLAND INC. SUCCESSFULLY COMPLETES TENDER OFFER FOR
             SHARES AND NOTES OF GAYLORD CONTAINER CORPORATION

         AUSTIN, TEXAS, March 1, 2002 -- Temple-Inland Inc. (NYSE: TIN) and Gaylord Container Company (AMEX: GCR) announced today that Temple-Inland has successfully completed its offer to purchase (the "Equity Offer") all outstanding shares of common stock (the "Shares") of Gaylord and its offer to purchase and solicitation of consents (the "Debt Offer") in respect of all outstanding 9-3/8% Senior Notes due 2007 (the "9-3/8% Senior Notes"), 9-3/4% Senior Notes due 2007 (the "9-3/4% Senior Notes") and 9-7/8% Senior Subordinated Notes due 2008 (the "9-7/8% Senior Subordinated Notes" and, together with the 9-3/8% Senior Notes and the 9-3/4% Senior Notes, the "Notes"), of Gaylord. Based on preliminary information received from Computershare Trust Company of New York, the Depositary for the tender offers, a total of 48,323,652 Shares (including 813,537 Shares subject to guaranteed delivery), representing approximately 86.3 % of the outstanding Shares of common stock of Gaylord, were validly tendered prior to the expiration of the Equity Offer and not withdrawn. Based on preliminary information received from the Depositary with respect to the Debt Offer, Notes representing $198,668,000 aggregate principal amount of the 9-3/8% Senior Notes, $221,642,500 aggregate principal amount of the 9-3/4% Senior Notes and $209,095,000 aggregate principal amount of the 9-7/8% Senior Subordinated Notes, representing 99.3%, 98.5%, and 83.6% of the outstanding Notes of the respective series, were validly tendered prior to the expiration of the Debt Offer and not withdrawn. At the expiration of the Equity Offer and the Debt Offer at 12:00 midnight, New York City time, on February 28, 2002, Temple-Inland accepted for purchase all Shares and Notes validly tendered and not withdrawn prior to such expiration date. Payment for these Shares and Notes will be made as promptly as practicable and, in the case of Shares tendered by guaranteed delivery procedures, promptly after timely delivery of Shares and required documentation.

         Temple-Inland intends to complete its acquisition of Gaylord by holding a special meeting of stockholders for approval of the proposed merger of a subsidiary of Temple-Inland with and into Gaylord (the "Merger"). The Merger's adoption will require the affirmative vote of holders of 66-2/3% of the Shares of Gaylord's common stock outstanding and entitled to vote at the special meeting. Since Temple-Inland and its subsidiaries will own a sufficient number of Shares to ensure approval of the Merger at the special meeting and will vote all their Shares in favor of approval, the affirmative vote of no other stockholder will be required to effect the Merger. Accordingly, Gaylord has decided not to solicit proxies from its stockholders, but will provide to each stockholder in advance of that meeting an Information Statement regarding the Merger. Upon an affirmative vote on the Merger and the filing of a Certificate of Merger under Delaware law, the remaining non-tendered Gaylord Shares will be converted into the right to receive $1.17 net per Share in cash, unless a stockholder perfects appraisal rights. As a result of the Merger, Gaylord will become an indirect, wholly-owned subsidiary of Temple-Inland.

         Temple-Inland is a major manufacturer of corrugated packaging and building products, with a diversified financial services operation. The company's 2.2 million acres of forestland are certified as managed in compliance with ISO 14001 and in accordance with the Sustainable Forestry Initiative (SFISM) program of the American Forest & Paper Association to ensure forest management is conducted in a scientifically sound and environmentally sensitive manner. Temple-Inland's common stock (TIN) is traded on the New York Stock Exchange and the Pacific Exchange. Temple-Inland's address on the World Wide Web is http://www.templeinland.com.

         Gaylord is a national major manufacturer and distributor of brown paper packaging products including corrugated containers and sheets, multiwall and retail bags, containerboard and unbleached kraft paper. Gaylord's address on the World Wide Web is http://www.gaylordcontainer.com.

         This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by Temple-Inland or Gaylord may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include general economic, market, or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Temple-Inland and Gaylord and their respective subsidiaries; competitive actions by other companies; changes in laws or regulations; and other factors, many of which are beyond the control of Temple-Inland and Gaylord and their respective subsidiaries.



Investor Contacts

Doyle R. Simons
Vice President, Administration
Temple-Inland Inc.
512-434-3737

Richard E. Storat
Director, Corporate Affairs
Gaylord Container Corporation
847-405-5645